UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Teekay Tankers Ltd.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

Y8565N102

(CUSIP Number)

Joseph R. Huber Huber Capital Management, LLC 2321 Rosecrans Avenue, Suite 3245 El Segundo, California 90245 310-207-8400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 19, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. X

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

(continued on following pages)

(Page 1 of 14 Pages)

_______

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Huber Capital Management, LLC 20-8441410
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,750,584
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,563,834
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,563,834
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.2%
14	TYPE OF REPORTING PERSON (See Instructions) IA

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Joseph R. Huber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,891,910
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,705,160
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,705,160
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to shares of Class A common stock (the “Class A Shares”) of Teekay Tankers Ltd., a corporation organized under the laws of the Republic of the Marshall Islands (the “Issuer”), with principal executive offices at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton HM 08, Bermuda.

Item 2.	Identity and Background.

a.	This statement is filed by:

(i)	Huber Capital Management, LLC, a Delaware limited liability company (“HCM”) with respect to the direct voting and dispositive power over the Class A Shares held by HCM’s clients, as a result of causing HCM’s clients to acquire such Class A Shares pursuant to HCM’s discretionary authority to manage the assets of such clients. Joe Huber is the managing member of HCM.
(ii)	Joseph R. Huber with respect to the direct and indirect voting and dispositive power over Class A Shares, in part as a result of his capacity as managing member of HCM.

The foregoing persons are hereinafter collectively referred to as the “Reporting Persons.”

b.	The Reporting Persons’ business address is 2321 Rosecrans Ave., Suite 3245, El Segundo, CA 90245.

c.	The principal occupation of Mr. Huber is his employment as the Chief Executive Officer, Chief Investment Officer and the managing member of HCM.

d.	During the last five years, the Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	During the last five years, the Reporting Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making the Reporting Persons subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Mr. Huber is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

HCM caused HCM’s clients to acquire the Class A Shares held in such client’s accounts using client funds. Mr. Huber acquired his Class A Shares with personal funds.

Item 4.	Purpose of Transaction.

The Class A Shares were acquired for investment purposes. The Reporting Persons may cause further acquisitions of additional Class A Shares or sales of Class A Shares through (i) purchases or sales from time to time in the open market at prices prevailing in the market at the time of such purchases or sales, (ii) privately negotiated transactions at prices which may or may not be related to prices prevailing in the open market at the time of such purchases or sales, or (iii) a combination of open market and privately negotiated transactions.

Such acquisition or sale of additional Class A Shares on behalf of the Reporting Persons clients will be, in all cases, subject to the availability of shares at prices deemed by such Reporting Persons to be reasonable and consistent with prudent investment criteria and to general economic circumstances. As prices and economic factors are not expected to be static, there can be no assurances that the Reporting Persons will cause the purchase or sale of any additional Class A Shares or that the Reporting Persons will be causing the purchase or sale of additional Class A Shares at any given time, nor can there be any prediction regarding the number of Class A Shares over which the Reporting Persons will have voting or dispositive power at any given time or from time to time. The Reporting Persons reserve the right to cause the sale or other disposition of any or all of these Class A Shares at any time or from time to time.

The Reporting Persons may also engage in any hedging or similar transactions with respect to the Class A Shares.

In filing this Form 13D as of June 19, 2017, HCM is enclosing a statement regarding HCM’s intentions in connection with a pending vote of Class A shareholders with respect to a proposed acquisition by the Issuer of Tanker Investments Ltd. A copy of this statement is enclosed as Exhibit B hereto.

The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to the investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of item 4 of Schedule 13D. The Reporting Persons may also at any time reconsider and change their plans or proposals relating to the foregoing matters.

Paragraphs (a) through (j) include plans or proposals which the Reporting Persons may have which relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

On behalf of its clients, HCM holds 14,563,834 shares of the Issuer’s Class A Shares, equivalent to 10.2% of shares outstanding based on 142.2 million Class A Shares issued and outstanding as reported in the Issuer’s Form 6-K for the quarterly period ended March 31, 2017 filed on June 13, 2017.

A.          HCM

a.	HCM beneficially owns, on behalf of its clients, 14,563,834 shares of the Issuer’s Class A Shares, which represents 10.2% of the outstanding Class A Shares of the Issuer, based on 142.2 million Class A Shares issued and outstanding as reported in the Issuer’s Form 6-K for the quarterly period ended March 31, 2017 filed on June 13, 2017.

b.	HCM has sole power to dispose, on behalf of its clients, of 14,563,834 Class A Shares. HCM also has sole power to vote, on behalf of its clients, 8,750,584 Class A Shares. The power to vote the remaining shares rests with the HCM client or clients for whom such shares were acquired.

c.	HCM has purchased or sold, on behalf of its clients, the following Class A Shares within the past 60 days:

Transaction Date	Shares/Units Purchased (Sold)	Price per Share/Unit (average price)
5/22/2017	(34,300)	$2.1140
5/23/2017	(1,900)	$2.0800
6/6/2017	81,000	$1.8145
6/7/2017	30,000	$1.8050
6/7/2017	6,000	$1.7648
6/7/2017	101,000	$1.7848
6/7/2017	23,600	$1.7547
6/8/2017	60,783	$1.8057
6/9/2017	210,000	$1.8655
6/12/2017	339,800	$1.8597
6/13/2017	413,100	$1.8665
6/13/2017	105,326	$1.8700
6/13/2017	268,400	$1.8675

d.	Please see (a) above.

e.	Not applicable.

B.          Mr. Huber

a.	Mr. Huber may be deemed to beneficially own 14,705,160 Class A Shares, individually, and on behalf of the clients of HCM, which represents 10.3% of the outstanding Class A Shares of the Issuer, based on 142.2 million Class A Shares issued and outstanding as reported in the Issuer’s Form 6-K for the quarterly period ended March 31, 2017 filed on June 13, 2017. This beneficial ownership arises out of (i) Mr. Huber’s role as managing member of HCM, (ii) the ownership of 100% of the membership interests of HCM by Huber Capital Holdings, LLC, a Delaware limited liability company (“HCH”), for which Mr. Huber serves as managing member; (iii) the ownership of a controlling interest in the membership interests of HCH by JRH Enterprises, Inc., a Delaware corporation, in which Mr. Huber owns a controlling interest; and (iv) through his direct and indirect power over other Class A Shares.

b.	Mr. Huber may be deemed to have sole power to dispose of, individually, and on behalf of HCM’s clients, 14,705,160 Class A Shares. Mr. Huber may also be deemed to have sole power to vote, individually, and on behalf of HCM’s clients, 8,891,910 Class A Shares. The power to vote the remaining shares rests with the HCM client or clients for whom such shares were acquired.

c.	Mr. Huber may be deemed to have caused the purchase or sale, on behalf of the clients of HCM, the following Class A Shares within the past 60 days:

Transaction Date	Shares/Units Purchased (Sold)	Price per Share/Unit (average price)
5/22/2017	(34,300)	$2.1140
5/23/2017	(1,900)	$2.0800
6/6/2017	81,000	$1.8145
6/7/2017	30,000	$1.8050
6/7/2017	6,000	$1.7648
6/7/2017	101,000	$1.7848
6/7/2017	23,600	$1.7547
6/8/2017	60,783	$1.8057
6/9/2017	210,000	$1.8655
6/12/2017	339,800	$1.8597
6/13/2017	413,100	$1.8665
6/13/2017	105,326	$1.8700
6/13/2017	268,400	$1.8675

d.	Please see (a) above.

e.	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

ExhibitA	Joint Filing Agreement, dated as of June 19, 2017 by and among the Reporting Persons.

ExhibitB	Statement of Huber Capital Management, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2017

HUBER CAPITAL MANAGEMENT, LLC

By: HUBER CAPITAL HOLDINGS LLC,

       its sole member

By: /s/ Joseph R. Huber

Joseph R. Huber

Managing Member

        /s/ Joseph R. Huber

Joseph R. Huber

EXHIBIT A

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: June 19, 2017

HUBER CAPITAL MANAGEMENT, LLC

By: HUBER CAPITAL HOLDINGS LLC,

       its sole member

By: /s/ Joseph R. Huber

Joseph R. Huber

Managing Member

        /s/ Joseph R. Huber

Joseph R. Huber

EXHIBIT B

STATEMENT OF HUBER CAPITAL MANAGEMENT, LLC

Executive Summary

•	Huber Capital Management, LLC intends to vote against Teekay Tankers’ (TNK) pending acquisition of Tanker Investments Ltd. (TIL).
•	Huber Capital sees a significant gap between Teekay Tankers’ intrinsic value and its current share price.
•	Teekay Tankers’ Board made multiple related-party transactions over the past 18 months while TNK’s equity price has fallen approximately 74.9%.
•	Lack of an independently controlled Board has contributed to a capital allocation strategy that favors related party transactions and asset gathering, all of which is financed through repeated share issuances and assumption of debt.

Huber Capital Management (Huber Capital) is communicating, under the current proposal, its intention to vote against the proposed issuance of Class A shares. Huber Capital is currently a holder of approximately 10.2% of the Class A shares outstanding. The pending transaction requires approval by a majority of Class A Shareholders to authorize the issuance of additional Class A shares above TNK’s currently authorized limit. Our decision to vote against the transaction has been influenced by what we believe to be the continued sub-optimal capital deployment strategy of paying as much or more than any other potential buyer for assets controlled by or related to TNK’s parent company Teekay Corporation.

While Huber Capital fully understands TNK’s current liquidity profile, we believe that Class A shareholders would recognize a materially higher rate of return on capital over the long run if capital were deployed through share repurchases as opposed to purchasing related party assets at prices at or above what others are willing to pay. The control nature of Teekay Tankers’ dual share class structure prevents Class A holders from fully exercising their pro rata share on proxy decisions, however, this is our last best chance to convince the board to act in our best interest and not in what we believe to be the best interest of other Teekay Corporation related parties.

Poor share price performance has gone hand in hand with poor capital allocation at Teekay Tankers. Since the fourth quarter 2015 Teekay Tankers has issued over 11 million shares of Class A Equity through a Continuous Offering Program and 13.8 Million of super voting Class B Shares for an acquisition of a related party entity. Now TNK is proposing the issuance of an additional 88.9 million Class A Shares for the TIL transaction.

The equity issuances since the fourth quarter 2015 and the resulting liquidity generated, in our view, has been mostly used to fund related party transactions. In December 2015, Teekay completed a related-party acquisition of two purpose-built Lightering Aframax tankers from a deeply liquidity-constrained sister entity. This transaction further leveraged TNK’s balance sheet and used up $30 million of Teekay Tankers’ liquidity. This occurred during a period that the board and management repeatedly claimed that their number one priority was to deleverage the balance sheet.

The following is a list of events over the last 18 months detailing what we believe are Teekay Tankers’ missteps when it comes to capital allocation:

November 2015 – Teekay Tankers implemented a new continuous offering program (COP) under which the Company may issue new common shares at market prices up to a maximum aggregate amount of $80 million. During the fourth quarter of 2015, the Company sold an aggregate of 2,045,000 common shares under the COP, generating net proceeds of approximately $14.3 million. This capital was ultimately used for the December acquisition of two related party vessels.

December 15, 2015 – Teekay Corporation, Teekay LNG Partners L.P., and Teekay Offshore Partners L.P. all cut their quarterly dividends to account for high CapEx budgets and reduced cash flows. Teekay Tankers, in a much better financial position than their related entities, effectively raised their current dividend by changing their policy to be a variable range of between 30% and 50% of Net Income with a $0.03 minimum quarterly payout. This change in policy indicated that at the end of 2015 a lack of liquidity wasn’t a primary concern of the board.

December 18, 2015 – Teekay Tankers purchased 2 purpose-built Lightering Aframax tankers from Teekay Offshore L.P. (once again, a related party) for an aggregate purchase price of $80 million. This reflects an asset price that we believe to be at or above any other market participant was willing to pay. The transaction was completed through the assumption of a $50 million revolving credit facility from Teekay Offshore and $30 million of existing TNK liquidity. Despite their constant calls for delevering, management instead added debt to the balance sheet and moved excess liquidity to a sister company through the transaction.

December 31, 2015 – Teekay Tankers had total liquidity of $111.0 million (comprised of $96.4 million in cash and cash equivalents and $14.6 million in undrawn revolving credit facilities), compared to total liquidity of $206.2 million as of September 30, 2015. The decrease in the Company’s liquidity position during the fourth quarter was primarily due to vessel acquisitions, a scheduled amortization on one of the Company’s corporate revolving credit facilities, drydocking costs, and working capital timing differences.

December 2016 / January 2017 - During December 2016 and January 2017, the Company sold an aggregate of 8,975,172 common shares at an average price of $2.40 per share, generating net proceeds of approximately $21.2 million, of which Teekay Tankers sold 6,820,000 common shares under its continuous offering program and 2,155,172 common shares in a private placement to Teekay Corporation in another related-party transaction.

May 31, 2017 – Teekay Tankers Ltd. announced that it agreed to acquire all the remaining issued and outstanding shares of Tanker Investments Ltd. in a share-for-share merger at an exchange ratio of 3.30 Teekay Tankers Class A common shares for each TIL common share (Teekay Tankers owns 3.4 million common shares, or 11.3 percent, of TIL).  This price represented over a 20% premium for TIL shares and would require TNK to issue an additional 88.9 million of Class A shares on a prior base of approximately 142 million shares. (TNK is down approximately 74.94% since December 14, 2015)

May 31, 2017 – Teekay Tankers announced the acquisition of the remaining 50 percent ownership in Teekay Operations, from Teekay Corporation (a related party), for approximately $27 million. As compensation, Teekay Tankers issued to Teekay Corporation approximately 13.8 million Class B common shares. Class B shares are 100% owned by Teekay Corporation and in the last 3 years have twice been issued to Teekay Corporation as payment for related party acquisitions. These transactions have and will help Teekay Corp maintain voting control of TNK in spite of the potential issuance of Class A shares related to the TIL transaction.

Since the May 31, 2017 announcement of these 2 related-party transactions, the Class A shares are down approximately another 9%, which we believe indicates the market is not supportive of these deals as well.

We believe that the prior series of events has contributed to the decline in TNK’s share price demonstrating that shareholders are not in favor of how TNK is allocating their capital. In addition Huber Capital believes that Teekay Tankers’ Corporate Governance and board construction has also contributed to the lack of timely action when it comes to prudent capital allocation policies. A large proxy voting data and research provider appears to agree and has recommended for at least four consecutive years that votes be withheld against several directors.  In its research, some of the board’s shortcomings are noted, including the view that half or more of the Teekay Tankers Ltd. board would not be considered independent by the standards of the research provider, and that when directors of a company are not independent, their ability to objectively oversee corporate performance and executive compensation may be hindered. We believe this calls into question the board’s willingness to set company strategy independent from management.

Huber Capital questions the independence of the board’s “independent” directors as they have been handpicked by non-independent representatives and are automatically elected due to the super voting rights of the Class B shares. Once again, these Class B shares are a share class that have, on several occasions, been issued to the parent for assets that are purchased at levels at or above what market participants have been willing to pay.

“The Largest Publicly-Listed Mid-Sized Tanker Company”

We further believe that TNK’s apparent empire-building program may lead the board and management to increase their salaries; as management teams with a larger number assets are highly correlated with justification for higher compensations. While we believe that paying a robust premium of over 20% at the time of the announcement for the acquisition of the TIL assets is good for several of TNK’s related parties, it is not the best use of capital or course to take for the Class A shareholders.

While TNK is asking for additional shares in another above market related-party transaction, they only need approximately an additional 31 million Class A shares authorized, yet they are asking the Class A shareholders to authorize an additional 200 million shares. While it is difficult for us to ascertain how much more related-party assets the board and management intends to purchase, prior actions suggest to us that they are seeking the ability to expand, in our view, their empire-building program by almost tripling the number of outstanding Class A shares from 142.2 million today to 400 million. Per the company’s own presentation, if the TIL purchase is executed, their program already “creates largest publicly-listed mid-sized tanker company.” Just imagine how much dilution the Class A shareholder will have as the company dilutes us from 142.2 million shares to 400 million shares.

Teekay Tankers’ management laid out a variety of reasons for why the TIL transaction is an attractive deal for shareholders, but we view some of their arguments as unfounded. First is the discussion of increasing Teekay Tankers’ liquidity by $117 million; at current TNK prices that liquidity boost would costs shareholders $160 million in equity issuances and require the assumption of $309 million of debt. While liquidity is a concern for Huber Capital, we believe that selling assets at current market values, paying off the secured portion of debt, and unlocking excess liquidity as a far more attractive option than buying TIL assets at a premium with TNK equity that is currently trading at a deep discount. Secondly, management claims that the deal is accretive on an earnings per share basis, however when looking at the transaction on a Net Asset Value per Share basis, paying a premium for the TIL fleet using undervalued TNK equity is once again a dilutive proposition. Finally, Teekay Tankers is claiming that they are lowering their all-in cash breakeven level by $1,000 (per day, per ship), which is technically true, but only because they would be assuming debt that has a lower amortization schedule than their current balance sheet. A better near-term debt repayment schedule doesn’t lower your long-term breakeven levels, it simply increases leverage on an entity that already has plenty of it.

While it is clear to us that these continuous related-party transactions raise serious red flags and their apparent empire-building strategy has not paid off (at least for the Class A shareholders), we would hope that the board would take these simple minimal actions as fiduciaries of the Class A shareholders:

•	Ask to issue no more than 31 million shares to do the deal (from the 200 million they are currently asking);
•	Have TK recuse themselves from the vote authorization citing a clear and distinct conflict of interest;
•	Authorize and execute a major stock repurchase program;
•	Place a 5-year moratorium on acquiring any more related-party assets

As a Class A shareholder, HCM intends to signal to the board through our voting power that without proper governance or capital allocation policy in place to maximize the value of Class A shareholders, that we cannot support yet another related-party transaction to grow Teekay Tankers’ empire while shoring up the balance sheet of their related parties.

Sincerely,

Huber Capital Management